Exhibit 99.1

1. Report of the board of directors

This report of the board of directors has been prepared in accordance with the Articles 3:5, 3:6, §1 and 3:32, §1 of the Belgian Companies and Associations Code of 23 March 2019 (as amended) (the “Belgian Companies and Associations Code” or “BCAC”) and relates to the position of MDxHealth SA, a company domiciled and incorporated in Belgium (the “Company”, and together with its subsidiaries, “MDxHealth”), and the Company’s statutory and consolidated annual accounts for the financial year ended on December 31, 2024.

1.1 Developments, results, risks and uncertainties

1.1.1 Management’s discussion and analysis of the statutory financial statements of 2024 and 2023

The statutory annual accounts presented in this section of the board of directors’ report have been prepared by the board of directors, which, on April 21, 2025 authorised them to be published. The annual accounts were signed on behalf of the Company by Koen Hoffman, the Chairman of the board of directors. The annual accounts will be submitted to the shareholders for final approval during the ordinary general shareholders’ meeting to be held on May 28, 2025.

Revenue

Sales and services for the financial year ending December 31, 2024 amounted to EUR 3,979,160 compared to EUR 3,233,610 for the financial year ending December 31, 2023. Turnover for the financial year 2024 primarily includes licensing revenue obtained from US subsidiaries, which was up from the previous year due to increased royalty income from MDxHealth Inc.

Cost of sales and services

The cost of sales and services include mainly insurance, consultancy, legal and audit fees.

Miscellaneous services and goods decreased from EUR 8,614,370 in 2023 to EUR 6,845,455 in 2024, meaning a decrease of EUR 1,768,915. This is explained by a decrease in insurance, consultancy & legal fees, which is partially offset by an increase in the costs incurred by listing on the NASDAQ Capital Market and audit fees.

The operating result went from a loss of EUR 7,493,015 in 2023 to a loss of EUR 5,865,643 in 2024, mainly due to evolution of miscellaneous services and goods as explained here above, slightly higher payroll costs and the increased amortization resulting from the capitalization of the intangible asset resulting from the 2023 earn-out related to the GPS acquisition.

Financial results

The financial results are, on one hand, composed of financial income from interests on intercompany receivables, bank interests, positive exchange rate differences and in 2024 a write-back of amounts written down financial fixed assets, which amounted to EUR 6,131,384 in 2023 and EUR 20,256,406 in 2024. On the other hand, debt charges, other financial expenses and non-recurring financial expenses, which amounted to EUR 27,007,673 in 2023 and decreased to EUR 6,991,254 in 2024.

In 2024, the net financial result corresponds to a profit of EUR 13,265,152 compared to a loss of EUR 20,876,289 in 2023 mainly resulting from the valuation of the intercompany current accounts which reversed from a non-recurring financial charge of EUR 20,217,655 in 2023 to a non-recurring financial gain of EUR 14,109,523 in 2024.

Debt charges decreased by EUR 679,454 which can be explained by only 4 months of interest charges and settlement expenses for the Innovatus loan following repayment on 1 May 2024 compared to 12 months of interest charges in 2023. The repayment of Innovatus was done through a partial repayment of the intercompany receivable by the US subsidiary MDxHealth Inc. that has taken up the Orbimed loan as from 1 May 2024.

Net profit

The Company ended the 2024 financial year with a net profit of EUR 7,031,447 compared to a net loss of EUR 28,370,081 the previous year.

Liquidity, working capital and sources of financing

Cash and cash equivalents amounted to EUR 42,763,230 as of December 31, 2024, compared to EUR 18,851,952 on December 31, 2023. Cash and cash equivalents were higher at year-end due to the recent capital increase. Furthermore, On May 1, 2024, the Company’s U.S. subsidiary closed a $100 million loan and security agreement with funds managed by OrbiMed Advisors LLC (described in more detail below under the section “Orbimed Credit Agreement”). The U.S. subsidiary drew down $55 million from this loan, replacing the Company’s existing $35 million debt facility with Innovatus, thereby reducing the Company’s current account by the same amount.

Notes on the approval of the statutory financial statements

The statutory annual accounts have been prepared in accordance with generally accepted accounting principles in Belgium, and present a true and fair view of the various activities conducted by the Company during the past financial year. Mr. Mike McGarrity, the CEO and managing director, declares, on behalf of the board of directors that, to the best of the board’s knowledge, the statutory annual accounts, prepared in accordance with generally accepted accounting principles in Belgium, present a true and fair view of the assets and liabilities of the Company, as well as the financial situation and operating results of the Company.

Based on the annual accounts, the following can be noted:

●	Results for the financial year

The Company closed its annual accounts with a net profit of EUR 7,399,143. This net gain is primarily driven by higher financial income largely resulting from a reversal of previously accounted for impairments on intercompany receivable position which is offsetting the operational loss incurred in current year.

●	Capital, legal reserves, unavailable reserves and loss carried forward

The Company’s subscribed capital amounts to EUR 204,245,492.10. Share premiums amount to EUR 126,480,632.

The Company has no legal reserves.

A cumulative loss recorded at the closing of the annual accounts amounts to EUR 196,464,303. The Company is not required to set aside additional sums.

●	Allocation of results

We propose carrying forward the profit for the financial year as follows:

➢	Profit for the financial year to be allocated	EUR 7,031,447

➢	Loss carried forward from previous financial years	EUR 203,495,750

➢	Loss to be carried forward	EUR 196,464,303

Since the Company has recorded a loss carried forward, the continuity rules must be justified. The Company has experienced net losses and significant cash outflows from operating activities since it was founded in 2003 and, as of December 31, 2024, had an accumulated deficit of EUR 196,464,303. Management expects the Company to continue incurring net losses and experiencing significant cash outflows for at least the next twelve months. Although these conditions, among others, may raise doubts about the Company’s ability to continue as a going concern, the financial statements have been prepared on a going concern basis. This accounting principle assumes the realization of assets and the settlement of liabilities in the normal course of business. Achieving profitability will depend on the Company generating sufficient positive cash flows to support its cost structure.

As of December 31, 2024, the Company had cash and cash equivalents of EUR 42,763,230. Considering the financial position described above and based on the latest business plan, particularly the Company’s expected ability to obtain additional funding through borrowings, equity financing, or other means, management believes that the Company has sufficient liquidity to continue its operations for at least the next twelve months from the date of publication of these financial statements. Consequently, the Company has prepared its financial statements under the assumption of a going concern. This assessment is based on forecasts and projections from management’s most recent business plan, as well as the Company’s expected ability to maintain adequate cash levels, as required under certain financial covenants included in the new credit agreement with Orbimed (through the U.S. subsidiary, but guaranteed by the Company), and to secure additional liquidity through debt, equity, or other sources.

1.1.2 Management’s discussion and analysis of the consolidated financial statements of 2024 and 2023

The following consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU (“EU-IFRS”) and collectively “IFRS”. The accounting policies and notes are an integral part of these consolidated financial statements. The following consolidated accounts differ from the non-consolidated statutory annual accounts of MDxHealth, which have been prepared in accordance with Belgian GAAP.

The financial statements in this section of the board report have been approved and authorized for issue by the board of directors on April 21, 2025. The financial statements have been signed on behalf of the Company by Koen Hoffman, Chair of the Board of Directors. The financial statements will be submitted to the shareholders for their final approval at the ordinary general shareholders’ meeting to be held on May 28, 2025.

Revenues

Total revenue for 2024 was $90.0 million, an increase of 28% as compared to total revenue of $70.2 million for 2023. Tissue-based tests (being GPS and Confirm mdx) comprised 80% of our 2024 revenues and 79% of our 2023 revenues.

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled service provider, the Company bills the regional Medicare Administrative Contractor (“MAC”) for CMS that covers the region where the testing service is performed by the Company. The Confirm mdx test obtained a positive Medicare local coverage determination (“LCD”) in 2014, the GPS test obtained a positive Medicare coverage LCD in 2015, and the Select mdx test obtained a positive Medicare coverage LCD in 2023, each of which provides coverage for Medicare patients throughout the United States.

In 2024, Medicare represented the only payer generating over 10% of the Company’s revenues, for a total of $37.1 million (2023: $27.7million; 2022: $15.8 million).

At the end of 2024, the Company had concluded agreements with 147 commercial payors for Confirm mdx (2023: 140; 2022: 129), 92 commercial payors for Select mdx (2023: 84; 2022: 62) and 70 commercial payors for GPS (2023:62; 2022: 29).

Cost of sales (exclusive of amortization of intangible assets)

The costs of sales include the costs associated with providing testing services to third parties and include the cost of materials, labour (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. Amortization of intangible assets are excludes from cost of sales and are presented separately in the statement of profit or loss.

Cost of sales for 2024 amounted to $34.9 million, compared to $26.3 million in 2023.

Research and development expenses

Thousands of $ For the years ended December 31	2024	2023
Personnel costs	5,264	3,693
Depreciation	563	428
Lab consumables	1,378	639
Patent expenses	148	83
External collaborator fees	83	199
Clinical validation	2,506	765
Other expenses	610	569
Total research and development expenses	10,552	6,376

Research and development expenses consist of costs incurred for the development and improvement of our products. These expenses consist primarily of labour costs (including salaries, bonuses, benefits, and share-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products.

Total research and development expenses increased by $4.2 million, or 66%, primarily due to increases in our clinical studies and associated lab consumables as well as an increase in personnel costs.

Selling and Marketing expenses

Thousands of $ For the years ended December 31	2024	2023
Personnel costs	32,280	27,952
Depreciation	1,343	888
Professional fees	916	710
Marketing expenses	4,262	5,075
Travel expenses	896	1,061
Offices & facilities expenses	301	459
Other expenses	983	770
Total selling and marketing expenses	40,981	36,915

MDxHealth’s selling and marketing expenses are expensed as incurred and include costs associated with its sales organization, including its direct clinical sales force and sales management, medical affairs, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labour costs (including salaries, bonuses, benefits, and share-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

Selling and marketing expenses increased by $4.1 million, or 11%, compared to 2023, primarily due to increases in personnel costs, which includes incentive compensation for our commercial team, partially offset by savings in marketing and travel costs.

General and administrative expenses

Thousands of $ For the years ended December 31	2024	2023
Personnel costs	13,239	10,184
Depreciation	1,043	737
Professional fees	3,780	6,706
Public company expenses	1,439	2,701
Travel expenses	104	130
Offices & facilities expenses	1,472	1,266
IT services	945	639
Board fees	388	366
Other expenses	391	281
Total general and administrative expenses	22,801	23,010

General and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labour costs (including salaries, bonuses, benefits, and share-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with the Company’s listing, as well as allocated overhead costs (rent, utilities, insurance, etc.).

General and administrative expenses decreased in 2024 by $0.2 million or 1%, primarily from savings in professional fees, and public company expenses, partially offset by increases in personnel costs.

Amortization of intangible assets

Thousands of $ For the years ended December 31	2024	2023
Research and development	3,203	3,157
Selling and marketing	1,680	1,315
General and administrative	22	22
Total amortization of intangible assets	4,905	4,494

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS business combination in 2022.

Financial results

Orbimed Credit Agreement

On May 1, 2024, the Company entered into a credit agreement, by and between the Company, as guarantor, MDxHealth, Inc., a wholly-owned subsidiary of the Company, as borrower, and one or more affiliates of OrbiMed Advisors LLC as lenders and administrative agent. Finally, as part of the OrbiMed credit facility, the Company repaid in full its previous USD 35 million debt facility with Innovatus resulting in loan extinguishment costs of USD 3,1 million.

The credit agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to USD 100 million, of which (i) USD 55 million was advanced on the date of closing, (ii) USD 25 million was advanced on March 10, 2025, and (iii) USD 20 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions.

All obligations under the OrbiMed credit agreement are guaranteed by the Company and all of the Company’s subsidiaries (other than MDxHealth, Inc. and subject to certain exceptions) and secured by substantially all of MDxHealth, Inc.’s and each guarantor’s assets. If, for any quarter until the maturity date of the credit facility, the Company’s net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the OrbiMed credit agreement, MDxHealth, Inc. shall be required to repay the outstanding principal amount of the credit facility in equal monthly instalments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the credit facility. MDxHealth, Inc. shall repay amounts outstanding under the credit facility in full immediately upon an acceleration as a result of an event of default as set forth in the credit agreement, together with a repayment premium and other fees.

During the term of the credit facility, interest payable in cash by MDxHealth, Inc. shall accrue on any outstanding amounts under the credit facility at a rate per annum equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the credit facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest. MDxHealth, Inc. incurs certain fees with respect to the credit facility, including an upfront fee, an unused fee on the undrawn portion of the loan facility, an administration fee, a repayment premium and an exit fee, as well as certain other fees and expenses of OrbiMed.

The Company also agreed to issue warrants to affiliates of OrbiMed to subscribe for up to 1,243,060 new ordinary shares, with no par value, at an exercise price of $2.4134 per ordinary share. The warrants were issued on June 20, 2024, following approval by the Company’s shareholders and have a term of five years from their issuance date. The Warrants’ terms and conditions contain customary share adjustment provisions, as well as weighted average price protection in certain circumstances. Pursuant to the share adjustment provisions, the exercise price of these warrants was adjusted to $2.26 per share in September 2024 and further adjusted to $2.25 per share in October 2024.

The OrbiMed Credit Agreement was accounted for as a hybrid financial instrument, which included a host financial liability, being the loan facility, as well as two embedded derivatives, being the warrants granted to OrbiMed, and a prepayment right held by the Company. Both embedded derivatives are considered not closely related to the host financial instrument. The initial carrying amount of the host instrument becomes the residual amount being the proceeds received from OrbiMed, net of transaction costs, less the fair value of both embedded derivatives. Subsequently, the host financial instrument is accounted for at amortized cost where the Company considers all expected future cash flows available under the loan facility, whereas the prepayment right is considered to be a financial asset accounted for at fair value through the statement of profit or loss. The warrants are accounted for as an equity instrument at the time of issuance with no subsequent remeasurement. The warrants granted to OrbiMed were valued at USD 2.1 million on May 1, 2024, based on a binomial tree model with an estimated volatility of 71.68%.

ATM Facility

On April 30, 2024, the Company entered into a sales agreement with TD Securities (USA) LLC (“TD Cowen”) with respect to an equity offering program under which the Company may offer and place new shares, via TD Cowen and through various placements from time to time in an “at the market offering”, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, and the rules and regulations thereunder, for an aggregate maximum offering amount of USD 50,000,000 (the “ATM Facility”). The actual number of new shares to be issued in the framework of the ATM Facility will vary depending on the effective placements of new shares and on the price for each such placements. However the number of new shares to be issued in the framework of the ATM Facility shall not exceed 100,000,000 shares. Such new shares will be placed at a final subscription price per new share in function of the then current USD market prices on Nasdaq at the time of the relevant placements, while such issue price cannot be lower than USD 0.50.

The Company is not obligated to make any sales of ordinary shares pursuant to the sales agreement. The ATM Facility will terminate upon the earlier of (i) the sale of all ordinary shares subject to the sales agreement and (ii) the termination of the sales agreement as permitted therein. Each of the Company and TD Cowen may terminate the sales agreement at any time upon four days’ prior notice.

Net loss

Operating expenses increased by 12% to $79.9 million compared to $71.3 million for the prior year, primarily driven by increases in R&D expenses associated with clinical trials as well as increases in sales and marketing expenses related to our unit and revenues growth and the associated incentive compensation of our commercial sales team. Net loss decreased by 12% to $38.1 million compared to $43.1 million for the prior year, driven by our $11.2 million increase in gross profit as well as a decrease of $2.8 million in net financial expenses.

Liquidity, working capital and capital resources

Net cash used in operations was $18.5 million for year ended December 31, 2024, compared to $21.5 million for the year ended December 31, 2023. The decrease of cash used in operations of $3.0 million was primarily due to a lower operating loss of $2.6 million as well as a higher adjustment for non-cash related items such depreciation and amortization.

Net cash used in investing activities for the year ended December 31, 2024, was $1.6 million compared to $3.9 million for the year ended December 31, 2023. The decrease in net cash from investing activities primarily related to a reduction in the purchase of property, plant, and equipment as well as a reduction in the acquisition and generation of intangible assets.

Net cash from financing activities for year ended December 31, 2024, was $44.6 million compared to $32.3 million for the year ended December 31, 2023. Cash from financing activities for the year ended December 31, 2024, were primarily derived from net proceeds of $40.7 million from our registered public offering in September and October 2024 as well as net proceeds of $53.0 million from our new debt facility with OrbiMed, partially offset by repayment of the Innovatus loan obligation and related debt extinguishment costs of $39.5 million. Cash from financing activities for the year ended December 31, 2023 were primarily derived from net proceeds of $39.6 million from our registered public offering in March 2023.

Balance sheet

The key ratios from balance sheet at December 31, 2024 in comparison with 2023 are presented in the following table:

For the years ended December 31	2024	2023
Cash & cash equivalents as a % of total assets	30%	17%
Working capital as a % of total assets	15%	14%
Solvency ratio (equity/total assets)	9%	6%
Gearing ratio (Financial debt/equity)	346%	502%

Cash and cash equivalents of $46.8 million account for 30% of total assets at December 31, 2024. The other major assets are goodwill, intangible assets, right-of-use assets and property, plant and equipment ($89.5 million or 57% of total assets), and receivables over the period 2024 ($14.4 million or 9% of total assets).

Total equity of $14.8 million accounts for 9% of the total balance sheet at December 31, 2024. The other major liabilities are loans and borrowings ($51.3 million or 33% of total assets), lease liabilities ($8.8 million or 6% of total assets), trade payables ($8 million or 5% of total assets) and other financial liabilities (short term and long term for $67.9 million or 43% of total assets).

Taxation

The losses of MDxHealth in the last three years imply that no income taxes are payable for these years. However, the Company recorded a $382,000 tax provision related to potential exit taxes associated with certain intellectual property in Belgium. On December 31, 2024, the Company had net tax losses carried forward amounting to $333.9 million. Due to the uncertainty surrounding the Company’s ability to realize taxable profits in the near future, the Company did not recognize any deferred tax assets on its balance sheet.

1.1.3  Information regarding major risks and uncertainties

MDxHealth is subject to the following risks:

Risks related to the Company’s business and industry

Financial risks

●	MDxHealth has a history of losses and expects to incur net losses in the future and may never achieve profitability.

●	MDxHealth may require substantial additional funding to continue its operations and to respond to business needs or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

●	MDxHealth’s credit facility restrictions that limit its flexibility in operating its business, and if the Company fails to comply with the covenants and other obligations under its credit facility, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing its obligations.

●	MDxHealth may engage in acquisitions that could disrupt its business, cause dilution to its stockholders and reduce its financial resources.

Strategic and commercial risks

●	MDxHealth’s operating results could be subject to significant fluctuation, which could increase the volatility of its stock price and cause losses to its shareholders.

●	The molecular diagnostics industry is highly competitive and characterised by rapid technological changes and the Company may be unable to keep pace with its competitors.

●	MDxHealth’s financial results are largely dependent on sales of two tests, Confirm mdx and GPS, and MDxHealth will need to generate sufficient revenues from these tests and other future solutions to grow its business.

●	MDxHealth faces uncertainties over the reimbursement of its tests by third party payors.

●	MDxHealth’s business may be adversely affected by global macroeconomic conditions and volatility in the capital markets.

Intellectual property risks

●	If MDxHealth is unable to retain intellectual property protection in relation to its Confirm mdx, Select mdx and GPS tests or if it is required to expend significant resources to protect its intellectual property position, its competitive position could be undercut.

●	MDxHealth may be subject to substantial costs and liabilities or be prevented from using technologies incorporated in its tests as a result of litigation or other proceedings relating to patent rights.

●	MDxHealth relies on strategic collaborative and license arrangements with third parties to develop critical intellectual property. MDxHealth may not be able to successfully establish and maintain such intellectual property.

Operational risks

●	Due to billing complexities in the diagnostic and laboratory service industry, MDxHealth may have difficulties receiving timely payment for the tests it performs, and may face write-offs, disputes with payors and patients, and long collection cycles.

●	MDxHealth faces an inherent risk of product liability claims.

●	Failure to attract or retain key personnel or to secure the support of key scientific collaborators could materially adversely impact MDxHealth’s business.

●	MDxHealth’s business and reputation will suffer if it is unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of its tests.

●	MDxHealth’s laboratory facilities may become inoperable due to natural or man-made disasters or regulatory sanctions.

●	MDxHealth relies on a limited number of third-party suppliers for services and items used in the production and operation of its testing solutions, and some of those services and items are supplied from a single source. Disruption of the supply chain, unavailability of third-party services required for the performance of the tests, modifications of certain items or failure to achieve economies of scale could have a material adverse effect on MDxHealth.

●	Failures in MDxHealth’s information technology, storage systems, or its clinical laboratory equipment could significantly disrupt its operations and its research and development efforts.

●	The use of Artificial Intelligence presents new risks and challenges to MDxHealth’s business.

●	MDxHealth expects to make significant investments to research and develop new tests, which may not be successful.

●	MDxHealth’s research and development efforts will be hindered if it is not able to obtain samples, contract with third parties for access to samples or complete timely enrollment in future clinical trials.

Regulatory risks

●	Failure to comply with governmental payor regulations could result in MDxHealth being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would adversely affect its business.

●	Failure to comply with federal, state and foreign laboratory licensing and related requirements could cause us to lose the ability to perform MDxHealth’s tests, experience disruptions to its business, or become subject to administrative or judicial sanctions.

●	The FDA may change its position with respect to its regulation of the laboratory developed tests MDxHealth offers or may seek to offer in the future, causing MDxHealth to incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or MDxHealth could experience decreased demand for or reimbursement of its tests.

●	Delays in receipt of, or failure to obtain, required FDA clearances or approvals for MDxHealth’s products in development, or improvements to or expanded indications for its current offerings, could materially delay or prevent MDxHealth from commercializing or otherwise adversely impact future product commercialization.

●	MDxHealth expects to rely on third parties to conduct any future studies of our technologies that may be required by the FDA or other U.S. or foreign regulatory bodies, and those third parties may not perform satisfactorily.

●	MDxHealth conducts business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, adversely affect its results of operations and financial condition and harm its business.

●	MDxHealth’s business is subject to various complex laws and regulations applicable to providers of clinical diagnostic products and services.

●	Failure to comply with privacy, security, and consumer protection laws and regulations could result in fines, penalties and damage to MDxHealth’s reputation and have a material adverse effect on its business.

●	MDxHealth’s employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	MDxHealth’s operating results could be materially adversely affected by unanticipated changes in tax laws and regulations, adjustments to its tax provisions, exposure to additional tax liabilities, or forfeiture of its tax assets.

Risks relating to the Company’s NASDAQ listing and its ordinary shares

●	Certain significant shareholders of the Company may have different interests from the Company and may be able to control the Company, including the outcome of shareholder votes.

●	Holders of the Company’s ordinary shares should be aware that the rights provided to holders of the Company’s ordinary shares under Belgian corporate law and the Company’s articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

●	Concentration of ownership of the Company’s ordinary shares among the Company’s existing executive officers, directors and principal shareholders may prevent holders of the Company’s ordinary shares from influencing significant corporate decisions.

●	As a foreign private issuer and as permitted by the listing requirements of Nasdaq, the Company relies on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq. The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As a result of being a public company trading in the U.S., the Company is subject to regulatory compliance requirements, including Section 404, and if the Company fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud.

●	The Company will likely not be in a position to pay dividends in the near future and intends to retain all earnings.

●	Future sales of substantial amounts of the Company’s shares, or the perception that such sales could occur, could adversely affect the market value of the Shares.

●	Any future capital increases by the Company could have a negative impact on the price of the Company’s shares and could dilute the interests of existing shareholders.

1.2. Information about important events after the closing of the financial year and circumstances that could significantly influence the development of MDxHealth

OrbiMed credit agreement

On March 10, 2025, OrbiMed advanced $25 million in gross proceeds to the MDxHealth, Inc., following notice by MDxHealth Inc., of its option to draw the second tranche pursuant to the credit agreement, and after meeting the necessary revenue, cash, and customary conditions for the draw.

Other

Notwithstanding the above, since the end of the last financial year, there have been no significant developments in the financial or trading position of the Company that would have required the publication of audited or interim financial information.

1.3. Research and development

In 2024, MDxHealth conducted product development projects based on the discovery R&D performed in the prior years for both its clinical diagnostic product pipeline and clinical trials. Extensive work was performed in development of MDxHealth’s clinical solutions for prostate and bladder cancers.

1.4. Use of financial instruments

The functional currency for consolidated financial statements changed from the EURO to the US Dollar as of July 1, 2014. In consequence, the currency risk is concentrated on European operations.

Virtually all of the Company’s currency risk currently relates to Euro. At this time, the Company does not use hedging instruments to cover the exchange rate risk. As of December 31, 2024, cash deposits in EURO amounted to €162,000.

Interest rate risk: On May 1, 2024, MDxHealth entered into a $100 million credit agreement with certain funds managed by OrbiMed Advisors LLC, which replaced MDxHealth’ previous debt facility with Innovatus. During the term of the credit facility, interest payable in cash by MDxHealth shall accrue on any outstanding amounts under the credit facility at a rate per annum equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the credit facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest.

Cash and investment risk: The credit risk on cash and cash equivalents of $46.8 million is limited given that the counterparties are banks with high credit scores attributed by international rating agencies.

1.5. Public takeover bids

As part of the transition from the Company’s past dual listing on Euronext Brussels and NASDAQ to a sole listing on NASDAQ, the Company’s shares were de-listed from Euronext Brussels on December 18, 2023. Euronext Brussels is a “regulated market” within the meaning of the Markets in Financial Instruments Directive (Directive 2014/64/EU) (MiFID II) and the Markets in Financial Instruments Regulation (Regulation (EU) 600/2014) (MiFIR), which came into effect on January 3, 2018. While NASDAQ is a reputed and well-known trading venue for securities, it does not qualify as a regulated market in Belgium or elsewhere in the European Economic Area. Consequently, as a result of the de-listing from Euronext Brussels, the Company no longer qualifies as a listed company pursuant to article 1:11 of the Belgian Companies and Associations Code, nor as a public-interest entity pursuant to article 1:12 of the Belgian Companies and Associations Code as from December 18, 2023.

The board of directors confirms that, no takeover bid has been instigated by third parties in respect of the Company’s equity during the financial year 2024.

1.6. Branch offices

The Company does not have any branches. MDxHealth operates a second U.S. laboratory, operating as Delta Laboratories LLC (d/b/a MDxHealth Central), located at 7000 Preston Road in Plano, Texas.

1.7. Justification of valuation rules on the basis of going concern

MDxHealth has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of December 31, 2024, had an accumulated deficit of $369.5 million, a net loss of $38.1 million, and net cash used in operating activities of $18.5 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of December 31, 2024, the Company had cash and cash equivalents of $46.8 million. Taking into account the above financial situation and on the basis of the most recent business plan including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the new OrbiMed Credit Agreement (described in Note 15 and 27 of the 20-F), and to access additional cash through debt, equity or other means.

See also paragraph “Comments on the approval of the statutory financial statements” above.

1.8. Conflicts of interests and related party transactions (Articles 7:96 and 7:97 BCAC)

Article 7:96 BCAC provides for a special procedure within the board of directors in the event of a potential conflict of interest between one or more directors in relation to one or more decisions or transactions falling within the remit of the board of directors.
In the event of a conflict of interest, the director concerned is required to inform his or her peers before the conflict arises. In this respect, the director concerned is also required to comply with the rules of the Belgian Companies and Associations Code.

In accordance with Article 7:96 of the Belgian Companies and Associations Code, the board of directors clearly indicates whenever it has encounters an interest of a proprietary nature that is potentially opposed to the interests of the Company.

In 2024, the following conflicts of interest were reported:

Minutes of the board of directors’ meeting of February 20, 2024.

“Prior to the deliberation and resolutions by the Board regarding the approval of items concerning executive remuneration matters, Mr. McGarrity made the following declarations insofar as needed and applicable, in accordance with Article 7:96 of the Belgian Companies and Associations Code. As an agenda item entails discussions by the Board on items concerning executive remuneration matters, Mr. McGarrity could be in a situation of conflict of interests within the meaning of Article 7:96 of the Belgian Companies and Associations Code in relation to the resolutions to be passed by the Board in connection with this sole item on the agenda. Mr. McGarrity will also inform the Company’s statutory auditor of the foregoing, insofar as necessary and applicable, in accordance with the provisions of Article 7:96 of the Belgian Companies and Associations Code. Hence, Mr. McGarrity informed the meeting that he would not take part in the further deliberation and resolutions of the Board in relation with this sole item on the agenda. Subsequently, Mr. McGarrity no longer took part in the further deliberation and resolutions of the Board with respect to the above-referenced agenda item, and he and Mr. Sollee excused themselves from the meeting.

At the invitation of the Chairman of the Board, Mr. Hardison submitted to the meeting the Reports of the Nomination and Remuneration Committee following its meetings held on January 12, 2024, and February 16, 2024. Each of the directors confirmed their receipt and review of the submitted Reports. The Board discussed the recommendations that were made by the Nomination and Remuneration Committee in relation to the annual performance review of the Company’s executive management and the executive compensation determinations of the Committee. The Board was of the opinion that, taking into account the other elements proposed by the Nomination and Remuneration Committee, these elements were appropriate and reasonable. In addition, the Board confirms the Committee’s recommendation to propose Mr. Hoffman (as permanent representative of Ahok BV) and Ms. Verplancke (as permanent representative of Qaly-Co BV) for renewal of their mandates at the upcoming general shareholders meeting in May 2024. After discussion and upon motion duly made and seconded, it was unanimously: resolved, to approve or, insofar as needed, ratify the determinations and recommendations of the Nomination and Remuneration Committee as set forth in the Reports of the meetings held on January 12, 2024, and February 16, 2024 (the “2024 Compensation Determinations”); resolved, further, to authorize Mr. Hardison (Director), Mr. Hoffman (Director) and Michael K. McGarrity (Director and CEO) (the “Committee”), on its behalf, as the Company’s Board, to: (i) Prepare, refine and finalize the appropriate reports, plans and other documentations necessary to deliver and implement the 2024 Compensation Determinations, including the award of annual and catch-up share options to the identified directors and annual share option awards to the identified officers, each in the specified amounts and at the present fair market value exercise price as of the date of approval hereinabove by the Board, as well as such other appropriate terms, provided that the corporate procedures legally required for the implementation and delivery of said 2024 Compensation Determinations are complied with and subject to such further changes, amendments, negotiations and finalization as the Committee deems necessary or appropriate or as it may approve for the purpose of finalizing the 2024 Compensation Determinations; and (ii) carry out the corporate procedures legally required for the implementation and delivery of the 2024 Compensation Determinations, and do all such other acts in connection with or related to 2024 Compensation Determinations as the Committee deems necessary or appropriate or as the Committee may approve; and resolved, further, that the Committee is authorized to sub-delegate (in whole or in part) the exercise of the powers conferred on it by virtue of this decision; and that the Committee shall be validly represented by each member of the Committee, acting individually.”

Minutes of the board of directors’ meeting of October 24, 2024.

“Prior to excusing himself from the meeting, Mr. McGarrity made the following declarations insofar as needed and applicable, in accordance with Article 7:96 of the Belgian Companies and Associations Code. As an agenda item entails discussions by the Board on items concerning executive compensation matters, Mr. McGarrity could be in a situation of conflict of interests within the meaning of Article 7:96 of the Belgian Companies and Associations Code in relation to the resolutions to be passed by the Board in connection with this sole item on the agenda. Mr. McGarrity will also inform the Company’s statutory auditor of the foregoing, insofar as necessary and applicable, in accordance with the provisions of Article 7:96 of the Belgian Companies and Associations Code. Hence, Mr. McGarrity informed the meeting that he would not take part in the further deliberation and resolutions of the Board in relation with this item on the agenda. Subsequently, Mr. McGarrity no longer took part in the further deliberation and resolutions of the Board with respect to the above-referenced agenda item, and he and Mr. Sollee excused themselves from the meeting.

At the invitation of the Chairman of the Board, Mr. Hardison submitted to the meeting the Report of the Nomination and Remuneration Committee following its several meetings held during the course of October, 2024. Each of the directors confirmed their receipt and review of the submitted report (the “Report”), as well as the proposed template severance agreement and success bonus agreement (collectively, the “Executive Agreements”).

The Board discussed the recommendations that were made by the Nomination and Remuneration Committee in relation to executive severance and success bonus terms and programs. Mr. Hardison noted to the board that, since its transition from a double listing on Euronext Brussels and Nasdaq to a sole listing on Nasdaq, the Company has been reviewing into its internal rules, processes, charters, plans and contractual arrangements to align on what is considered market practice for a company listed only on Nasdaq. In view thereof, the Committee recently engaged with the Company’s US legal counsel and specialized consultants to update its internal practice, including an analysis and benchmarking exercise as a result of which the Committee came to the conclusion that the terms of engagement of certain members of the management team should be adjusted in order to enable the Company to better align itself with market practice and to align the interests of the management team with those of the Company’s shareholders.

After discussion and upon motion duly made and seconded, the Board was of the opinion that, taking into account the determinations by the Nomination and Remuneration Committee, the recommendations were appropriate and reasonable, and it was unanimously: resolved, to approve or, insofar as needed, ratify the determinations and recommendations of the Nomination and Remuneration Committee as set forth in the Report; resolved, further, to approve the latest drafts of Executive Agreements, their execution with, respectively, each of the respective members of the management team identified in the Report, and the performance of the obligations thereunder; in each case as further finalized or amended in accordance with the following paragraph; resolved, further, that, taking into account the provisions of article 7:96 of the Belgian Companies and Associations Code, the Nomination and Remuneration Committee is authorized to further amend, specify and finalize the draft Executive Agreements in order to have them entered into with the respective members of the management team identified in the Report.”

Since the de-listing of the Company’s shares from Euronext Brussels on December 18, 2023, Article 7:97 BCAC no longer applies to the Company.

The financial consequences of these decisions are disclosed in Item 6B (Director Compensation) of the Company’s 20-F.

1.9. Acquisition of own shares (Article 7:220 BCAC)

Neither the Company nor any person acting in his own name but on behalf of the Company has acquired shares of the Company during the financial year 2024.

1.10.  Transactions under the authorised capital (Article 7:203 BCAC)

ATM Facility

On April 30, 2024, the Company entered into a sales agreement with TD Cowen with respect to an equity offering program under which the Company may offer and place new shares, via TD Cowen and through various placements from time to time in an “at the market offering”, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, and the rules and regulations thereunder, for an aggregate maximum offering amount of USD 50,000,000. The actual number of new shares to be issued in the framework of the ATM Facility will vary depending on the effective placements of new shares and on the price for each such placements. However the number of new shares to be issued in the framework of the ATM Facility shall not exceed 100,000,000 shares. Such new shares will be placed at a final subscription price per new share in function of the then current USD market prices on Nasdaq at the time of the relevant placements, while such issue price cannot be lower than USD 0.50.

In the context of the ATM Facility, on April 30, 2024, the board of directors decided to reserve a total amount of up to EUR 80,000,000.00 to proceed with capital increases within the framework of the authorised capital, subject to certain conditions. On the date of this report, the board of directors did not utilise this reserved amount to proceed with capital increases within the framework of the authorised capital.

Registered public offering

On September 25, 2024, the Company announced that it had priced a registered public offering of 20,000,000 ordinary shares of the Company without nominal value in a registered public offering at a price to the public of USD 2.00 per ordinary share for total gross proceeds of USD 40.0 million before deducting commissions and estimated offering expenses. The Company also announced that, in connection with the offering, it had granted the underwriters an option to purchase up to an additional 2,775,000 ordinary shares, on the same terms and conditions (i.e., an overallotment option).

In order to proceed with and complete the offering and the overallotment option, on September 24, 2024, the board of directors resolved to increase the Company’s share capital, within the framework of the authorised capital for an amount of up to EUR 55,000,000.

Subsequently, on September 27, it was recorded that the capital increase, within the framework of the authorised capital, decided by the board of directors on September 24, 2024 was carried out up to an amount of EUR 35,858,359.48 by the issue of 20,000,000 new ordinary shares, fully paid up and issued at a price of EUR 1.79 (rounded) per new ordinary share (on the basis of the applicable USD/EUR exchange rate).

Finally, on October 29, 2024, it was recorded that the capital increase, within the framework of the authorized capital, decided by the board of directors on September 24, 2024 was carried out up to an additional amount of EUR 4,084,379.73 by the issue of 2,209,241 additional new ordinary shares, fully paid up and issued at a price of EUR 1.84 (rounded) per new ordinary share (on the basis of the applicable USD/EUR exchange rate).